Exhibit 12.1

Pathmark Stores, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	Successor Company (a)					Predecessor Company (a)
	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	20 Weeks Ended February 3, 2001	33 Weeks Ended September 16, 2000
Earnings (loss) before income taxes and
cumulative effect of an accounting change	$(308.6)	$28.3	$26.9	$(225.8)	$(62.8)	$322.3

Fixed charges: Interest expense	64.8	68.1	63.5	65.0	28.3	96.8
Write off of deferred financing costs	1.7	2.6	—	4.8	—	—
Amortization of deferred financing costs	1.7	2.2	1.8	2.3	0.9	2.6
Interest portion of rental expense	14.3	13.4	13.4	12.4	4.5	7.4

Total fixed charges	82.5	86.3	78.7	84.5	33.7	106.8

Earnings (loss), as adjusted	$(226.1)	$114.6	$105.6	$(141.3)	$(29.1)	$429.1

Ratio of earnings to fixed charges	—	1.33x	1.34x	—	—	4.02x

Deficiency in earnings available to cover fixed charges	$(308.6)	—	$—	$(225.8)	$(62.8)	$—